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Via EDGAR	March 18, 2020

Re:	Vivint Smart Home, Inc.
Amendment on Form S-1 to Registration Statement on Form S-3
File No. 333-236340

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Vivint Smart Home, Inc., a Delaware corporation (the “Registrant”), we hereby submit for filing by direct electronic transmission under the Securities Act of 1933, as amended (the “Securities Act”), an amendment on Form S-1 (the “Amendment”) to the above-referenced registration statement on Form S-3 (the “Registration Statement”), together with certain exhibits thereto, relating to (i) the issuance by the Registrant of up to 17,433,334 shares of Class A Common Stock, par value $0.0001 per share, that are issuable upon the exercise of 17,433,334 currently outstanding warrants of the Registrant, and (ii) the possible sale by certain stockholders of the Registrant identified in the Registration Statement of an aggregate of up to 168,494,733 shares of Class A common stock, in each case in the manner specified in the Registration Statement.

The historical financial information included in the Amendment is substantially similar to the historical financial information included in the Registrant’s registration statement on Form S-4 (File No. 333-233911) declared effective by the Commission on December 23, 2019, except for updates to financial and other information consistent with the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2019, and the Registrant’s Amendment No. 2 to Current Report on Form 8-K, filed with the Commission on March 13, 2020.

The filing fee for the Amendment in the aggregate amount of $301,085.62 has been deposited by wire transfer of same day funds, $66,481.69 of which was paid in connection with the initial filing of the Registration Statement on February 7, 2020.

If you have any questions on the above-referenced Registration Statement, please contact Igor Fert at (212) 455-2255 or Mark Brod at (212) 455–2163.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP